SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2007

Commission File Number 0-18760

Unilens Vision Inc.
(Translation of Registrant’s Name Into English)

1910-400 Burrard Street
Vancouver, British Columbia, Canada V6C 3A6
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated February 28, 2007.

Unilens Vision Reports Record Royalty Income

16th Consecutive Profitable Quarter Earns $0.05 Per Diluted Share

          LARGO, Fla., Feb. 28 /PRNewswire-FirstCall/ -- Unilens Vision Inc. (OTC Bulletin Board: UVICF; TSX Venture Exchange: UVI), which develops, licenses, manufactures, distributes and markets specialty contact lenses, today reported its operating results for the second quarter and first half of FY2007.

          Net sales, excluding royalty income, for the quarter ended December 31, 2006 (the “Current Quarter”) increased to $1,438,153 compared with $1,405,846 in the quarter ending December 31, 2005 (the “Prior-Year Quarter”), an increase of 2%.  The sales increase was primarily the result of continued growth in sales of the Company’s C-Vue multifocal contact lenses to eye care professionals which increased 11% in the Current Quarter, offset by sales of replacement and conventional product lines, which declined as expected.

          Royalty income for the Current Quarter increased to a record $537,653 compared with $526,809 in the Prior-Year Quarter.  Sales of licensed products by our licensee Bausch and Lomb (B&L) continue to accelerate, resulting in a record quarterly royalty payment despite a contractual reduction in royalty rate of 14% effective during the quarter ending June 30, 2006.  No further contractual reductions in royalty rate are scheduled under the contract until November 2016, over nine years from now.

          For the Current Quarter, the Company reported Net Income of $220,850, or $0.05 per diluted share, compared with net income of $297,399 or $0.07 per diluted share, in the Prior-Year Quarter.

          ”We are pleased to report our 16th consecutive quarter of profitability despite a decline in profitability during the quarter which we attribute primarily to a pre-planned price reduction in our C-Vue Toric Multifocal, and one-time expense items occurring during the Current Quarter,” stated A.W. Vitale, Chief Executive Officer of Unilens Vision Inc. “Our second quarter is historically the slowest quarter of our fiscal year, which we do not consider to be indicative of the outlook for the balance of the year. The planned price reduction, which was implemented on November 1, 2006, positions our annual replacement cost to the eye care professional as the most competitive in the industry, and has already resulted in increased unit sales.  We anticipate that unit sales of the C-Vue Toric Multifocal will continue to increase, resulting in comparable quarter revenue increases in the future for this product line.”

          Net sales, excluding royalty income, for the six months ended December 31, 2006 increased to $3,042,929, versus $2,974,600 in the corresponding period of the previous fiscal year, an increase of 2%.

          Royalty income for the six months ended December 31, 2006 increased 4% to $1,014,203, compared with $973,895 in the prior-year period.

          For the six months ended December 31, 2006, the Company reported net income of $531,342 or $0.12 per diluted share, compared with net income of $626,875, or $0.14 per diluted share, in the first half of FY2006.

          About Unilens Vision Inc. - “The Eye Care Professionals Specialty Contact Lens Company”

          Established in 1989, Unilens Vision Inc., through its wholly owned subsidiary Unilens Corp., USA, located in Largo, Florida, develops, licenses, manufactures, distributes and markets specialty contact lenses under the C- Vue, Unilens, Sof-Form, Aquaflex, SoftCon, Lombart, and LifeStyle brands. Additional information on the Company may be accessed on the Internet at www.unilens.com. The Company’s common stock is listed on the OTC Bulletin Board under the symbol “UVICF” as well as the Canadian TSX Venture Exchange under the symbol “UVI”.

          (Note: All financial information in this release is stated in U.S. Dollars.)

          The information contained in this news release, other than historical information, consists of forward-looking statements that involve risk and uncertainties that could cause actual results to differ materially from those described in such statements.  For a discussion of certain factors that could cause actual results to differ materially from those described in the forward- looking statements, please refer to the Company’s most recent filings with the SEC and the TSX Venture Exchange.  The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

          For more information, please contact:
          Michael Pecora, CFO, Unilens Corp., USA at (727) 544-2531

UNILENS VISION INC.
SECOND QUARTER AND SIX MONTHS - FISCAL 2007
CONDENSED CONSOLIDATED FINANCIAL INFORMATION

(All figures in U.S. Dollars)
RESULTS OF OPERATIONS

	Three Months Ended December 31, 2006	Three Months Ended December 31, 2005	Six Months Ended December 31, 2006	Six Months Ended December 31, 2005

Sales	$1,438,153	$1,405,486	$3,042,929	$2,974,600
Cost of sales	883,829	818,688	1,714,459	1,687,332
	554,324	586,798	1,328,470	1,287,268
Expenses	735,645	633,411	1,488,352	1,253,808
(Loss) income from operations	(181,321)	(46,613)	(159,882)	33,460
Other items:
Royalty income	537,653	526,809	1,014,203	973,895
Other (expense)/income	(677)	(956)	313	85
Remeasurement loss	(5,306)	—	(1,929)	—
Interest income	8,542	6,456	21,369	6,464
	540,212	532,309	1,033,956	980,444
Income before tax	358,891	485,696	874,074	1,013,904
Income tax expense	138,041	188,297	342,732	387,029
Net income for the period	$220,850	$297,399	$531,342	$626,875
Net income per common share:
Basic	$0.05	$0.07	$0.12	$0.15
Diluted	$0.05	$0.07	$0.12	$0.14
CASH FLOWS
Provided (used) by:
Operating activities	$447,670	$373,848	$778,354	$887,761
Investing activities	(51,829)	(40,637)	(89,954)	(201,847)
Financing activities	(334,470)	—	(1,448,388)	10,125
Increase in cash	$61,371	$333,211	$(759,988)	$696,039

BALANCE SHEET

	June 30, 2006	December 31, 2006	December 31, 2005

Cash	$2,195,633	$1,433,716	$1,065,028
Total assets	8,969,222	7,849,747	7,712,291
Current liabilities	997,010	794,581	845,900
Total liabilities	997,010	794,581	845,900
Stockholders’ equity	$7,972,212	$7,055,166	$6,866,391

SOURCE  Unilens Vision Inc.
          -0-                                                            02/28/2007
          /CONTACT:  Michael Pecora, CFO of Unilens Corp., USA, +1-727-544-2531 /
          /Web site:  http://www.unilens.com/
          (UVICF UVI.V UVI)

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILENS VISION INC.
(Registrant)

Date February 28, 2007	By	/s/ Alfred W. Vitale

	Name:	Alfred W. Vitale
	Title:	President